:HANGE COMMISSION
)N, D.C. 20549

13B 3/29 *

07006083

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

... and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Service Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
05
BRANCH OF REGISTRATIONS AND EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III — (Area Code – Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

PROCESSED
APR 1 1 2007
E
THOMSON FINANCIAL

345 Park Avenue	New York, New York		10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 4/3

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dreyfus Service Corporation as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title Chief Financial Officer

Notary Public

MARTIN R. KRASILOVSKY
Notary Public, State of New York
No. 01KR2194223
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 31, 2009

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (loss).**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
X	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.**
X	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
	(k)	**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
	(l)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(m)	**An Oath or Affirmation**
	(n)	**A Copy of the SIPC Supplemental Report**
	(o)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(p)	**Independent auditor's report on internal control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Dreyfus Service Corporation and Subsidiary Companies
(A wholly owned subsidiary of The Dreyfus Corporation)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Stockholder and Board of Directors
Dreyfus Service Corporation:

We have audited the accompanying consolidated statement of financial condition of Dreyfus Service Corporation and Subsidiaries (the Company) (a wholly owned subsidiary of The Dreyfus Corporation) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dreyfus Service Corporation and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

DREYFUS SERVICE CORPORATION AND SUBSIDIARY COMPANIES
(A wholly owned subsidiary of The Dreyfus Corporation)

Consolidated Statement of Financial Condition

December 31, 2006

(In thousands)

Assets		
Cash and cash equivalents – note 1(c)	$	67,038
Trading securities – at fair value – note 1(d)		622
Secured demand note – note 3		170,000
Receivables:		
From related investment companies and affiliates – notes 6 and 10(a)		22,418
Other		9,589
Total receivables		32,007
Investment in leveraged leases – note 8		57,260
Fixed assets, at cost, less accumulated depreciation and amortization – note 4		9,135
Deferred sales commissions – note 5		8,124
Other assets		3,097
Total assets	$	347,283
Liabilities and Stockholder's Equity		
Liabilities:		
Deferred income taxes, net – note 6	$	5,887
Interest payable – note 3		2,569
Due to affiliates – note 10 (d)		32,948
Other liabilities and accrued expenses		48,520
Total liabilities		89,924
Subordinated debt – note 3		170,000
Stockholder's equity		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		1,418,583
Accumulated deficit		(1,331,224)
Total stockholder's equity		87,359
Commitments and other matters – notes 7, 8, 9, 11, and 12		—
Total liabilities and stockholder's equity	$	347,283

See accompanying notes to consolidated financial statements.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
Dreyfus Service Corporation:

In planning and performing our audit of the consolidated financial statements of Dreyfus Service Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the operating effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or

employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END